PH 713-547-8900	Vanderkam & Associates	Fax 713-547-8905

406 McGowen Street

Houston, Texas 77006

E-mail hpv@v-slaw.com

July 5, 2011

Sebastian Gomez Abero
U. S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Nerium Biotechnology, Inc.
File No. 000-54051

Dear Mr. Abero;

This letter is in response to your comment letter on Form 20-FR12G/Amendment 3 dated March 7, 2011. The answers correspond to your numbers in that letter.

1.
Our profit margins have fluctuated substantially during 2009 and 2010. This fluctuation is due to both changes in sales prices of vials and changes in the costs of vials sold. The following is a breakdown by quarter of the respective sales prices and their components and the cost of sales per vial by period.

For the three months ended March 31, 2009, the Company sold 199 vials of Anvirzel at $300 per vial, 182 at $225 per vial and 63 vials for shipping costs only, or $5,422. In addition, 82 vials were given at no charge, 48 vials were used in research and 1,444 vials expired, for a total usage of 2,018 vials. This produced sales of $106,072 at an average selling price of $52.56 per vial. Cost of goods sold totaled $59,583, or $29.52 per vial, producing a gross profit of $46,489, or 43.83%.

For the three months ended June 30, 2009, the Company sold 158 vials of Anvirzel at $300 per vial, 184 at $225 per vial and 63 vials for shipping costs only, or $$7,962. In addition, 130 vials were given at no charge and 15 vials were used in research, for a total usage of 550 vials. This produced sales of $96,762 at an average selling price of $175.93 per vial. Cost of goods sold totaled $19,694, or $35.81 per vial, producing a gross profit of $77,066, or 79.65%.

For the three months ended September 30, 2009, the Company sold 67 vials of Anvirzel at $300 per vial, 293 at $225 per vial and 73 vials for shipping costs only, or $7,912. In addition, 159 vials were given at no charge and 21 vials were used in research, for a total usage of 613 vials. This produced sales of $93,937 at an average selling price of $153.24 per vial. Cost of goods sold totaled $34,328, or $56.00 per vial, producing a gross profit of $$59,609, or 63.46%.

For the three months ended December 31, 2009, the Company sold 111 vials of Anvirzel at $300 per vial, 113 at $225 per vial and 44 vials for shipping costs only, or $3,252. In addition, 186 vials were given at no charge and 17 vials were used in research, for a total usage of 471 vials. This produced sales of $61,977 at an average selling price of $131.59 per vial. Cost of goods sold totaled $13,720, or $29.13 per vial, producing a gross margin of $48,257, or 77.86%.

For the three months ended March 31, 2010, the Company sold 104 vials of Anvirzel at $300 per vial, 112 at $225 per vial and 12 vials for shipping costs only, or $1,244. In addition, 236 vials were given at no charge and 61 vials were used in research, for a total usage of 525 vials. This produced sales of $57,644 at an average selling price of $109.80 per vial. Cost of goods sold totaled $27,366, or $52.13, per vial, producing a gross margin of $31,033, or 52.53%.

For the three months ended June 30, 2010, the Company sold 115 vials of Anvirszel at $300 per vial, 130 at $225 per vial and 74 vials for shipping costs only, or $7,053. In addition, 117 vials were given at no charge and 194 vials were used in research, for a total usage of 630 vials. This produced sales of $70,803 at an average selling price of $112.39 per vial. Cost of goods sold totaled $12,792, or $20.30 per vial, producing a gross profit of $58,216, or 81.93%.

For the three months ended September 30, 2010, the Company sold 49 vials of Anvirzel at $300 per vial, 163 at $225 per vial and 378 vials at an average selling price of $41.73. In addition, 349 vials were given at no charge and 21 vials were used in research, for a total usage of 960 vials. This produced sales of $93,103 at an average selling price of $96.98 per vial. Cost of goods sold totaled $49,344, or $51.40 per vial, producing a gross profit $43,967, or 47.00%.

2.
We have had one inventory write down in the history of the Company.  This was due to our grossly overestimating the market for Anvirzel and building far to large an inventory. Subsequently, we have produced Anvirzel in much smaller batches several times per year. While this has cause significant swings in the cost of goods sold, principally because of changes in the price of raw materials, it has alleviated the write-off problem. The Company anticipates maintaining its present policy into the future. Accordingly, we no longer write off inventory, and in essence do not have any new policy for inventory write-offs.

Please advise either myself, or the Company,  whether it will be necessary to incorporate this information into Amendment No.4 or if this response to the staff is sufficient. The Company has filed its annual report and report for the three months ended March 31, 2011 subsequent to these comments. These reports contain the information set out in this response and therefore, the Company does not believe that an Amendment No. 4 is required. However, the Company defers to the staff in this matter.

Sincerely Yours,

Hank Vanderkam, Esq.
Counsel for Nerium Biotechnology, Inc.